Exhibit 23.1

AXIS CAPITAL HOLDINGS LIMITED

CONSENT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-165548 on Form S-3 and Registration Statement Nos. 333-159275 and 333-110228 on Form S-8 of our reports dated February 22, 2012, relating to the financial statements and financial statement schedules of AXIS Capital Holdings Limited and subsidiaries (the “Company”) (which reports express an unqualified opinion and includes an explanatory paragraph concerning the adoption of new accounting guidance that changed the manner in which it accounts for other than temporary impairments for available for sale investments), and the effectiveness of the Company’s internal control over financial reporting appearing in the Annual Report on Form 10-K of AXIS Capital Holdings Limited and subsidiaries for the year ended December 31, 2011.

/s/ Deloitte & Touche Ltd.
Hamilton, Bermuda
February 22, 2012